FORM 4                                                      OMB APPROVAL
[ ] Check this box if no longer                     ----------------------------
    subject to Section 16. Form 4 or                OMB NUMBER:  3235-0287
    Form 5 obligations may continue.                Expires:  January 31, 2005
    See Instructions 1(b).                          Estimated average burden
                                                    hours per response 0.5
                                                    ----------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Barakett                        Timothy             R.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    c/o Atticus Capital, L.L.C.
    152 West 57th Street, 45th Floor
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                                    (Street)

   New York                         NY                   10019
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     PRICE COMMUNICATIONS CORP. (NYSE: PR)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     August 1, 2002 through August 28, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                             6.
                                                               4.                              5.            Owner-
                                                               Securities Acquired (A) or      Amount of     ship
                                    2.            3.           Disposed of (D)                 Securities    Form:      7.
                                    Transaction   Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct     Nature of
                                    Date          Code         ------------------------------- Owned at End  (D) or     Indirect
1.                                  (Month/       (Instr. 8)                   (A)             of Month      Indirect   Beneficial
Title of Security                   Day/          ------------     Amount      or     Price    (Instr. 3     (I)        Ownership
(Instr. 3)                          Year)        Code     V                    (D)                and 4)     (Instr. 4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock, $0.01 par value
per share ("Common Stock")           8/1/2002      P                65,000     A      13.93                   I          See Note 1
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                                     8/2/2002      P                31,000     A      13.78                   I          See Note 1
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                                     8/2/2002      P                 2,000     A      13.61                   I          See Note 1
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                                     8/6/2002      P                25,000     A      13.31                   I          See Note 1
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                                     8/7/2002      P                17,000     A      13.31                   I          See Note 1
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                                     8/8/2002      P                57,600     A      13.40                   I          See Note 1
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                                     8/9/2002      P               100,000     A      13.39                   I          See Note 1
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                                    8/12/2002      P                38,700     A      13.02                   I          See Note 1
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                                    8/13/2002      P                10,000     A      12.90                   I          See Note 1
==================================================================================================================================--

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                                                       (Over)
                                                              SEC 1474 (3-00)

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                         or Beneficially Owned (Continued)
================================================================================

                                                                                                             6.
                                                               4.                              5.            Owner-
                                                               Securities Acquired (A) or      Amount of     ship
                                    2.            3.           Disposed of (D)                 Securities    Form:      7.
                                    Transaction   Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct     Nature of
                                    Date          Code         ------------------------------- Owned at End  (D) or     Indirect
1.                                  (Month/       (Instr. 8)                   (A)             of Month      Indirect   Beneficial
Title of Security                   Day/          ------------     Amount      or     Price    (Instr. 3     (I)        Ownership
(Instr. 3)                          Year)        Code     V                    (D)                and 4)     (Instr. 4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                    8/15/2002      P                55,100     A      13.09                   I          See Note 1
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                                    8/28/2002      P                 5,000     A      11.96    10,245,100     I          See Note 1
====================================================================================================================================

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

N/A
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====================================================================================================================================

Explanation of Responses:

     Note 1: The Reporting Person is the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"), and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands ("Atticus Management"). Atticus Capital and Atticus Management, together with certain of their affiliated entities (collectively, the "Atticus Entities") act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities, the Reporting Person is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts for purposes of Rule 16a-1(a)(1) under the Securities Exchange Act of 1934. Mr. Barakett disclaims beneficial ownership within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 in the Common Stock owned by the Funds and the Accounts except to the extent, if any, of his pecuniary interest therein.

          /s/ Timothy R. Barakett                            August 30, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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